VIA EDGAR

June 3, 2014

Daniel L. Gordon, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:    Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 001-10093

Dear Mr. Gordon:

We are writing in response to the letter of the Division of Corporation Finance, dated May 19, 2014, addressed to Ramco-Gershenson Properties Trust, a Maryland corporation (the “Company”), in connection with the above-referenced filing.  For convenience we have incorporated each of the comments included in your letter in italicized text followed by our response.

Item 1. Business, page 1

Business Objectives, Strategies and Significant Transactions, page 2

1.
We note your disclosure on page 2 regarding your leasing activity during 2013. In future Exchange Act periodic filings, please revise to include a more detailed discussion of leasing activity during the reporting period and provide a roll forward of beginning of year vacant space to end of year vacant space with disclosure of new space that became vacant during the period and all space filled during the period, including new and renewed leases. Additionally, please revise to disclose tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis

Response:

In future Exchange Act periodic reports, we will include a more detailed discussion of leasing activity for the reporting period to include disclosure of tenant improvement costs and leasing commission for new leases and renewals on a per square foot basis. Following is an example of future disclosure:

	Leasing Transactions	Sq. Ft.	Base Rent/SF	Prior Rent/SF	Tenant Improvements/SF	Leasing Commissions/SF
Renewals
New Leases - Comparable
New Leases - Non-Comparable (1)
Total
(1) Non-comparable lease transactions include leases for space vacant for greater than 12 months, leases for space which has been combined from smaller spaces or demised from larger spaces, and leases structured differently from the prior lease. As a result, there is no prior rent per square foot to compare to the base rent per square foot of the new lease.

We acknowledge the comment to provide a roll forward of vacant space. We respectfully submit that we do not believe providing such a roll forward would be helpful to investors. We believe our current reporting of period-end occupancy and our proposed detailed discussion of leasing activity provides investors the necessary information regarding our lease activity for the reported period. In addition, a roll forward may be confusing to users because it will not reconcile to the proposed detailed discussion of leasing activity shown above in as much as a portion of our leasing activity relates to spaces that are occupied, but leased in advance of lease expiration.

Item 2. Properties, page 14

2.
In future Exchange Act periodic reports, please provide the average effective annual rent per square foot. Additionally, please disclose the impact of tenant expense reimbursements and concessions, such as free rent, on annual rental income.

Response:

We currently provide the average effective annual rent per square foot in our Item 2. Properties table under the heading "Average base rent per leased SF" disclosure. In future Exchange Act periodic reports, we will include a note disclosing the impact of tenant expense reimbursements and concessions. Following is an example of the future disclosure note.

Average base rent per leased SF is calculated based on annual minimum contractual base rent pursuant to the tenant lease, excluding percentage rent, recovery income from tenants, and is net of tenant concessions. Percentage rent and recovery income from tenants is presented separately in our consolidated statements of operations and comprehensive income (loss) statement.

Currently the amount of free rent given, if any, is immaterial. In future Exchange Act periodic reports, if free rent were to become material we will disclose the impact to our average base rent per leased SF.

3.	In future Exchange Act periodic reports, please discuss the amount of development that could be supported on the unimproved land in your portfolio.

Response:

In future Exchange Act periodic reports, we will include a discussion of the amount of development that could be supported on the unimproved land in our portfolio. Following is an example of the future disclosure:

At June 30, 2014, we had XX parcels of unimproved land slated for future ground-up development projects of community shopping centers. We estimate that if we proceed with the development of these projects, up to approximately XXX,XXX square feet of GLA could be developed, excluding various outparcels of land. It is our policy to start vertical construction on new development projects only after the project has received entitlements, significant anchor commitments and construction financing, if appropriate.

 Lease Expirations, page 19

4.
We note that leases representing approximately 6.2% of your total annual gross rents are expiring at the end of the 2014 fiscal year. In future Exchange Act reports, please discuss the relationship between market rents and expiring rents.

Response:

We acknowledge the comment to discuss the relationship between market rents and expiring rents in the forthcoming year. Because the rent that a retailer is willing to pay is a function of its projected sales and profitability from a leased space, the “market” rent for space can vary widely depending on the prospective tenant and the projected economic environment for said tenant. In addition, the Company may combine spaces or demise a single space into smaller spaces in order to accommodate tenant requirements. As a result, we do not believe we can provide investors with meaningful information on market rents for spaces with leases that are expiring in a forthcoming year. We believe a detailed discussion of leasing activity for the reporting period, as proposed in answer to Comment 1, will provide financial statement users with useful information pertaining to recent rental rates compared to prior rents without speculation on future leasing activity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

5.
In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please disclose period to period same store net operating income. Additionally, please disclose how you determine the properties that fall within the "same store" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared, and how you determined which revenues and expenses to include in determining NOI. For example, please explain if you include items such as tenant improvement and leasing commissions, ground rent, lease termination fees and marketing costs.

Response:

In future Exchange Act periodic reports, we will disclose Same Property Net Operating Income ("Same Property”) along with a description of the Same Property pool criteria, including a discussion of any properties excluded from the pool. Additionally we will include a discussion of how we calculate Same Property NOI. The following proposed disclosure relates to the Same Property pool for the period ended June 30, 2014.

Property Designation	Three Months Ended June 30, 2014	Six Months Ended June 30, 2014
Same property	xx	xx
Acquisitions (1)	xx	xx
Held or available for sale (2)	xx	xx
Non-retail properties (3)	xx	xx
Redevelopment (4)	xx	xx
Total wholly owned properties	xx	xx
(1) Properties were not owned in both comparable periods.
(2) Properties will not be part of the Company’s ongoing operations.
(3) Non-core office building.
(4) Properties under construction primarily related to re-tenanting resulting in reduced rental income.

Acquisition and redevelopment properties removed from the pool will not be added until owned and operated for the entirety of both periods being compared and construction is complete.

In future Exchange Act periodic reports, our disclosure for how we calculate NOI will be presented substantially in the following form:

Same Property Operating Income ("Same Property NOI") is a supplemental non-GAAP financial measure of real estate companies' operating performance. Same Property NOI is considered by management to be a relevant performance measure of our operations because it includes only the NOI of comparable properties for the reporting period. Same Property NOI is calculated using consolidated operating income and adjusted to exclude management and other fee income, depreciation and amortization, general and administrative expense, provision for impairment and non-comparable income/expense adjustments such as straight-line rents, lease termination fees, above/below market rents, and other non-comparable operating income and expense adjustments.

Same Property NOI should not be considered an alternative to net income in accordance with GAAP or as a measure of liquidity.  Our method of calculating Same Property NOI may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following is a reconciliation of our Net Operating Income (refer to our proposed presentation of the consolidated statement of operations under the response to Comment 10) to Same Property NOI (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013

Operating income	$xx,xxx	$xx,xxx	$xx,xxx	$xx,xxx

Adjustments:
Management and other fee income	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Depreciation and amortization	xx,xxx	xx,xxx	xx,xxx	xx,xxx
General and administrative expenses	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Provision for impairment	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Properties excluded from pool	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Non-comparable income/expense adjustments	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Same Property NOI	$xx,xxx	$xx,xxx	$xx,xxx	$xx,xxx

Period-end Leased Occupancy percent	xx.x%	xx.x%	xx.x%	xx.x%

6.
In future Exchange Act periodic reports please expand your analysis to address the period to period changes in same-center performance, including the relative impact of occupancy and rental rate changes, or advise.

Response:

We acknowledge the comment for expanded analysis of same-center performance, including the relative impact of occupancy and rental rate changes. The Company does not compute or review such analysis and does not believe it would be helpful to financial statement users. However, the Company does calculate period-end occupancy on a same-property basis for both the current and comparable periods and will disclose such occupancy rates in future periodic Exchange Act reports (refer to Item 5 above for example).

7.
In future Exchange Act periodic reports please expand your disclosure to include a comparison of new rents on second generation leases and renewed leases to prior rents. Such amounts should be adjusted for any tenant concessions provided, such as free rent.

Response:

Please see the additional disclosure proposed under Comment #1.

Results of Operations, page 29

8.
Please refer to your disclosure on page 30 relating to the deferred gain of $5.3 million on a property sold to Ramco/Lion Venture LP in 2007. Please explain to us, and disclose in future filings, the events that triggered the recognition of this gain in 2013 and the authoritative literature you relied upon for this accounting treatment.

Response:

In 2007 we sold Mission Bay Plaza to the Ramco/Lion Venture LP, a joint venture in which we have a 30% non-controlling interest. Due to our continuing involvement we deferred the portion of the gain related to our 30% interest in the amount of $5.3 million. Subsequently, in March 2013, we acquired our partners 70% interest in a portfolio of 12 properties including Mission Bay Plaza from Ramco/Lion Venture LP.

We relied on the guidance under ASC Topic 805-10-25-10 - A Business Combination Achieved in Stages. Pursuant to the guidance “In a business combination achieved in stages, the acquirer shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.”

In future Exchange Act periodic reports, we will add disclosure similar to the above explanation.

Funds from Operations, page 36

9.
We note your disclosure of FFO and Operating FFO per diluted share. In future filings please include a reconciliation of these non-GAAP measures to the most comparable GAAP earnings per share. Refer to Item 10(e) of Regulation S-K and Compliance and Disclosure Interpretations, Non-GAAP Financial Measures, Question 102.05. Also, expand your disclosure to explain why Series D convertible preferred shares were dilutive for year ended December 31, 2013 for FFO per share, but anti-dilutive for earnings per share as disclosed on page F-29.

Response:

In future periodic filings we propose the following presentation related to FFO and Operating FFO per diluted share:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	(In thousands, except per share data)		(In thousands, except per share data)
Net income (loss) available to common shareholders	$xx,xxx	$xx,xxx	$xx,xxx	$xx,xxx
Adjustments:
Rental property depreciation and amortization expense	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Pro-rata share of real estate depreciation from unconsolidated joint ventures	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Gain (loss) on sale of depreciable real estate	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Deferred gain recognized on real estate	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Noncontrolling interest in Operating Partnership	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Subtotal	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Add preferred share dividends (assumes if converted)	xx,xxx	xx,xxx	xx,xxx	xx,xxx
FFO	$xx,xxx	$xx,xxx	$xx,xxx	$xx,xxx

Gain (loss) on extinguishment of debt	xx,xxx	xx,xxx	xx,xxx	xx,xxx

Operating FFO	$xx,xxx	$xx,xxx	$xx,xxx	$xx,xxx

Weighted average common shares	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Dilutive effect of securities	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Shares issuable upon conversion of Operating Partnership Units	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Shares issuable upon conversion of preferred shares	xx,xxx	xx,xxx	xx,xxx	xx,xxx
Weighted average equivalent shares outstanding, diluted	xx,xxx	xx,xxx	xx,xxx	xx,xxx

Diluted earnings per share (1)	$x.xx	$x.xx	$x.xx	$x.xx
FFO per share adjustments to net income (loss) available to common shareholders including preferred share dividends	x.xx	x.xx	x.xx	x.xx
FFO per share, diluted	$x.xx	$x.xx	$x.xx	$x.xx

Gain (loss) on extinguishment of debt	$x.xx	$x.xx	$x.xx	$x.xx
Operating FFO per share, diluted	$x.xx	$x.xx	$x.xx	$x.xx

(1) The denominator to calculate diluted earnings per share excludes shares issuable upon conversion of Operating Partnership Units and preferred shares

Regarding our disclosure related to the effect of Series D convertible preferred shares on FFO per share on page 36, we will expand disclosure to state the following, as applicable in future periods:

Series D convertible preferred shares were dilutive to FFO per share for the period, but anti-dilutive to earnings per share as disclosed elsewhere. Because the Series D convertible preferred shares are paid annual dividends of $7.25 million and are currently convertible into approximately 6.9 million shares of common stock, they are dilutive only when earnings or FFO exceed approximately $1.04 per diluted share, which was the case for FFO in the period, but not for earnings. The conversion ratio is subject to adjustment based upon a number of factors, and such adjustment could affect the dilutive impact of the Series D convertible preferred shares on FFO and earnings in future periods.

Consolidated Statements of Operations and Comprehensive Income (Loss), Page F-4

10.
Please advise us of the guidance you relied upon for not presenting "Provision for impairment" in "Income Before Other Income and Expenses, Tax and Discontinued Operations." Also, tell us how your presentation complies with Rule 5-03 of Regulation S-X.

Response:

We have reviewed the requirements of Rule 5-03 of Regulation S-X and respectfully believe that we have properly presented Provision for impairment as an "other general expense" pursuant to 5-03(b)(6). However, in order to facilitate the proposed reconciliation of the non-GAAP disclosures as described in Item 5, we will use the following presentation of the consolidated statements of operations and comprehensive income:

RAMCO-GERSHENSON PROPERTIES TRUST
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
REVENUE
Minimum rent	$—	$—	$—	$—
Percentage rent	—	—	—	—
Recovery income from tenants	—	—	—	—
Other property income	—	—	—	—
Management and other fee income	—	—	—	—
TOTAL REVENUE	—	—	—	—

EXPENSES
Real estate taxes	—	—	—	—
Recoverable operating expense	—	—	—	—
Other non-recoverable operating expense	—	—	—	—
Depreciation and amortization	—	—	—	—
General and administrative expense	—	—	—	—
Provision for impairment	—	—	—	—
TOTAL EXPENSES	—	—	—	—

OPERATING INCOME	—	—	—	—

OTHER INCOME AND EXPENSES
Other income (expense), net	—	—	—	—
Gain (loss) on sale of real estate	—	—	—	—
Gain (loss) from unconsolidated joint ventures	—	—	—	—
Interest expense	—	—	—	—
Amortization of deferred financing fees	—	—	—	—
Deferred gain recognized on real estate	—	—	—	—
INCOME FROM CONTINUING OPERATIONS BEFORE TAX	—	—	—	—
Income tax provision	—	—	—	—
INCOME FROM CONTINUING OPERATIONS	—	—	—	—

DISCONTINUED OPERATIONS
Income from discontinued operations	—	—	—	—
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—

NET INCOME	—	—	—	—
Net income attributable to noncontrolling partner interest	—	—	—	—
NET INCOME ATTRIBUTABLE TO RPT	—	—	—	—
Preferred share dividends	—	—	—	—
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$—	$—	$—	$—

In connection with the response above, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to this letter or require additional information, please contact me at (248) 592-6200, or at gandrews@rgpt.com.

Sincerely,

/s/ GREGORY R. ANDREWS
Gregory R. Andrews
Chief Financial Officer and Secretary

 cc: Jorge Bonilla, United States Securities and Exchange Commission